Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Openwave Systems (Argentina) S.R.L.	Argentina

Openwave Systems Brasil Ltda	Brazil

Openwave Systems (Deutschland) GmbH	Germany

Openwave Systems Service India Private Limited	India

Openwave Systems (ROI) Limited	Republic of Ireland

Openwave Systems (South Africa) (Pty) Limited	South Africa

Openwave Systems Co., Ltd.	South Korea

Openwave Systems Taiwan Limited	Taiwan

Openwave Systems International Inc.	United States

Openwave Technologies Inc.	United States

Signalsoft Corporation	United States

Solomio Corporation	United States